

October 5, 2010

Alex Jen, CEO
Ace Consulting Management, Inc.
923 E. Valley Blvd, Suite 103B
San Gabriel, CA 91776

> **Re:** **Ace Consulting Management, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 11, 2010**
> **File No. 000-50413**

Dear Mr. Jen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2009. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

     In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate. The Registrant concluded that their DC&P was effective. This appears inconsistent with the fact that the Registrant did not provide management's assessment of ICFR.

Please amend your Form 10-K in response to this comment.

Form 10-Q for the Fiscal Quarters Ended June 30, 2010

Results of Operations, page 1

2.   Explain how you generated $6,000 in revenue for the six months ended June 30, 2010.

3.   We note that you expensed $1,415,500 for stock compensation. Please expand your disclosure stating specifically what the stock compensation relates to and to whom it was paid.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

                                                Sincerely,

                                                /s/ Larry Spirgel
                                                Assistant Director